PSIVIDA LIMITED

WARRANT TO PURCHASE ADSs

Warrant No.: [___]
Warrant Exercisable for up to [________] ADSs:
Date of Issuance: July 5, 2007 (“Issuance Date”)

PSIVIDA LIMITED (the “Company”), an Australian company existing pursuant to the Australian Corporations Act 2001 (the “Corporations Act”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [_________], the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase ADSs (as defined herein), at any time or times on or after the Date of Issuance, but not after 5:00 p.m., New York Time, on the Expiration Date (as defined below), up to [________] American Depositary Shares (an “ADS”, collectively the “ADSs”), with each ADS representing ten (10) ordinary shares of the Company (the “Ordinary Shares”). The ADSs issuable upon the exercise of the Warrants are referred to herein as the “Warrant ADSs” and, together with the ADSs and the Warrants, are referred to herein as the “Securities.” Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 21. This Warrant is one of the Warrants to purchase Warrant ADSs (including any Warrants to Purchase ADSs issued in exchange, transfer or replacement hereof, each a “Warrant”, and collectively the “Warrants”) issued pursuant to that certain Subscription Agreement, dated June 29, 2007 by and between the Company and the Holder, and as contemplated by that certain Placement Agent Agreement, dated June 29, 2007 by and among the Company, Cowen and Company, LLC (“Cowen”) and JMP Securities LLC (“JMP”, and together with Cowen, the “Placement Agents”) (the “Placement Agent Agreement”). All capitalized terms used and not otherwise defined herein shall have the respective meanings given to them in the Placement Agent Agreement.

1. EXERCISE OF WARRANT.

(a)  Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(e)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant and (ii) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant ADSs as to which this Warrant is being exercised (the “Aggregate Exercise Price”) in cash or wire transfer of immediately available funds.

The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant ADSs shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant ADSs. On or before the second (2nd) Business Day following the date on which the Company has received each of the Exercise Notice and the Aggregate Exercise Price (the “Exercise Delivery Documents”), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company’s Depositary (the “Depositary”). Subject to Section 12(b) herein, on or before the fifth (5th) Business Day following the date on which the Company has received all of the Exercise Delivery Documents (the “Share Delivery Date”), the Company shall (X) provided that the Depositary is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Warrant ADSs to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system, or (Y) if the Depositary is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of Warrant ADSs to which the Holder is entitled pursuant to such exercise. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Ordinary Shares represented by the ADSs with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing the ADSs. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant ADSs represented by this Warrant submitted for exercise is greater than the number of Warrant ADSs being acquired upon an exercise, then the Company shall as soon as practicable and in no event later than three (3) Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 5(d)) representing the right to purchase the number of Warrant ADSs purchasable immediately prior to such exercise under this Warrant, less the number of Warrant ADSs with respect to which this Warrant is exercised. No fractional Warrant ADSs are to be issued upon the exercise of this Warrant. The number of Warrant ADSs to be issued shall be rounded down to the nearest whole number and in lieu of any fractional Warrant ADSs to which the Holder would otherwise be entitled, the Company shall make a cash payment to the Holder equal to the Closing Sale Price on the date of exercise multiplied by such fraction. Upon exercise of this Warrant, the Company shall deposit the corresponding number of Ordinary Shares underlying the ADSs and pay by wire transfer to the Depositary’s account the ADS issuance fee of $0.04 per ADS to be issued, together with all applicable taxes and expenses otherwise payable under the terms of the Deposit Agreement for the deposit of Ordinary Shares and issuance of ADSs (including, without limitation, confirmation that any Australian stock transfer taxes in respect of such deposit (if any) have been paid by the Company), and the Company shall otherwise comply with and cause any other necessary party to comply with all the terms of the Deposit Agreement. The Company shall pay any and all taxes (excluding any taxes on the income of the Holder) which may be payable with respect to the issuance and delivery of Warrant ADSs upon exercise of this Warrant. Appropriate and equitable adjustment to the terms and provisions of this Warrant shall be made in the event of any change to the ratio of Warrant ADSs to Ordinary Shares represented thereby.

In the event that the Company’s Board of Directors should determine that the Company shall transform itself (whether by re-incorporation in the United States or otherwise) from a foreign private issuer (as defined under the Securities Act of 1933, as amended) to a domestic U.S. issuer, then all references to ADRs or ADSs shall be deemed references to whatever shares are then issued by the re-domiciled Company and all other provisions of this Agreement shall be equitably adjusted by the parties hereto to the extent necessary or appropriate to reflect such new country of incorporation.

(b)  Exercise Price. For purposes of this Warrant, “Exercise Price” means US$[___] per ADS (which is equivalent to US$[0.__] per Ordinary Share), subject to adjustment as provided herein.

(c)  Company’s Failure to Timely Deliver Securities. If the Company shall fail to issue and deliver the Ordinary Shares to the Depositary’s custodian and instruct the Depositary to issue and deliver to the Holder the number of Warrant ADSs to which the Holder is entitled upon the Holder’s exercise of this Warrant for such number of Warrant ADSs to which the Holder is entitled upon the Holder’s exercise of this Warrant on or prior to the date which is three (3) Business Days after receipt of the Exercise Delivery Documents (an “Exercise Failure”), then the Company shall pay damages in cash to the Holder for each date of such Exercise Failure in an amount equal to an interest rate equal to 10% per annum applied to the product of (X) the number of Warrant ADSs not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled and (Y) the Closing Sale Price of the Warrant ADSs on the Share Delivery Date. In addition to the foregoing, if within three (3) Trading Days after the Company’s receipt of the facsimile copy of an Exercise Notice the Company shall fail to issue and deliver the Ordinary Shares to the Depositary’s custodian and to instruct the Depositary to issue and deliver to the Holder the number of Warrant ADSs to which the Holder is entitled upon the Holder’s exercise hereunder of this Warrant for such number of Warrant ADSs to which the Holder is entitled upon the Holder’s exercise of this Warrant, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) ADSs to deliver in satisfaction of a sale by the Holder of ADSs issuable upon such exercise that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the ADSs so purchased (the “Buy-In Price”), at which point the Company’s obligation to issue Ordinary Shares and cause such ADSs to be delivered shall be deemed to have been satisfied and shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such ADSs and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of ADSs, times (B) the Closing Bid Price on the date of exercise.

(d)  Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant ADSs, the Company shall issue to the Depositary’s custodian the number of Ordinary Shares underlying the Warrant ADSs and shall instruct the Depositary to issue to the account of the Holder the number of Warrant ADSs that are not disputed and resolve such dispute in accordance with Section 12.

(e)  Limitations on Exercises.

(i)  Beneficial Ownership. The Company shall not effect the exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, the Holder (together with affiliates) would beneficially own (directly or indirectly through Warrant ADSs or otherwise) in excess of 4.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned (directly or indirectly through Warrant ADSs or otherwise) by the Holder and its affiliates shall include the number of Ordinary Shares underlying the Warrant ADSs issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of Ordinary Shares underlying Warrant ADSs which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this section, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding Ordinary Shares, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (1) the Company’s most recent Form 20-F, Form 6-K or other public filing with the Securities and Exchange Commission, as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Depositary setting forth the number of Ordinary Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within two (2) Business Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Ordinary Shares was reported. By written notice to the Company, the Holder may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Warrants.

(f) If at any time following the date hereof, the Registration Statement (or any subsequent registration statement registering the Warrant ADSs) is not effective or is not otherwise available for the sale or resale of the Warrant ADSs, the Company shall immediately notify the holders of the Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the Warrant ADSs. The Company shall use commercially reasonable efforts to keep a registration statement (including the Registration Statement) registering the issuance or resale of the Warrant ADSs effective during the term of the Warrants.

2. ADJUSTMENT OF EXERCISE PRICE.

(a)  If the Company issues or gives the holders of Ordinary Shares in the Company the right, pro rata with existing holdings of Ordinary Shares, to subscribe for additional securities (“Pro Rata Issue”), the Exercise Price in respect of one underlying Ordinary Share shall be reduced in accordance with the following formula:

O’ = O - E[P-(S+D)]/[N+1]

Where:

O’	=	the new Exercise Price in respect of an underlying Ordinary Share.

O	=	the original Exercise Price in respect of an underlying Ordinary Share.

E	=	the number of underlying Ordinary Shares to be issued on exercise of each Warrant.

P	=
the average market price per Ordinary Share on the ASX (as adjusted to US$, if necessary) (weighted by reference to volume) of the Ordinary Shares during the 5 trading days ending before the ex rights date or ex entitlements date.

S	=	the subscription price for an Ordinary Share under the Pro Rata Issue.

D	=	the dividend due but not paid on the existing Ordinary Shares (excluding those to be issued under the Pro Rata Issue).

N	=	the number of Ordinary Shares which must be held to receive one new Share in the Pro Rata Issue.

(b)  Adjustment upon pro rata bonus issue of Ordinary Shares. If the Company makes a pro rata bonus issue of Ordinary Shares to its shareholders prior to the Warrant being exercised, and the Warrant is not exercised prior to the record date for the issue, the Warrant will, when exercised, entitle the Holder to the number of Warrant ADSs that would ordinarily be received under Section 1, plus the number of bonus Ordinary Shares which would have been issued to the Holder if the Warrant had been exercised prior to the record date.

(c)  Adjustment upon Subdivision or Combination of Ordinary Shares. If the Company at any time on or after the Issuance Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Ordinary Shares underlying such Warrant ADSs into a greater number of Ordinary Shares, then Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Ordinary Shares underlying such Warrant ADSs will be proportionately increased. If the Company at any time on or after the Issuance Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Ordinary Shares underlying such Warrant ADSs into a smaller number of Ordinary Shares, then Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Ordinary Shares underlying such Warrant ADSs will be proportionately decreased. Any adjustment under this Section 2(c) shall be subject to (and will be correspondingly reorganized in a manner which is permissible under, or necessary to comply with) the Listing Rules of the Australian Securities Exchange (the “ASX Listing Rules”) or the rules of any Recognized Exchange in force at the relevant time and shall become effective at the close of business on the date the subdivision or combination becomes effective.

(d)  Other Events. If any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company’s Board of Directors will make an appropriate adjustment in the Exercise Price and the number of Warrant ADSs so as to protect the rights of the Holder; provided that such adjustment is made in accordance with the ASX Listing Rules. No such adjustment pursuant to this Section 2(d) will increase the Exercise Price or decrease the number of Warrant ADSs as otherwise determined pursuant to this Section 2, unless in accordance with any ASX Listing Rule.

(e)  Other Capital Reorganizations. Notwithstanding any other provision contained in this Warrant, the rights of a Holder will be changed to the extent necessary to comply with the listing rules applying to a reorganization of capital at the time of reorganization. Subject to the above, if there is a reorganization of the capital of the Company, the number of Warrant ADSs applicable to the Warrant and/or Exercise Price of the Warrant will be reorganized as follows: (i) if the Company returns capital on its Ordinary Shares, the number of Warrant ADSs applicable to the Warrant will remain the same, and the Exercise Price of each Warrant will be reduced by the same amount as the amount returned in relation to each Ordinary Share; (ii) if the Company returns capital on its Ordinary Shares by a cancellation of capital that is lost or not represented by available assets, the number of Warrant ADSs applicable to the Warrant and the Exercise Price is unaltered; (iii) if the Company reduces its issued Ordinary Shares on a pro rata basis, the number of Warrant ADSs applicable to the Warrant will be reduced in the same ratio as the Ordinary Shares and the Exercise Price will be amended in inverse proportion to that ratio; and (iv) if the Company reorganizes its issued Ordinary Shares in any way not otherwise contemplated by the preceding paragraphs, the number of Warrant ADSs applicable to the Warrant or the Exercise Price or both will be reorganized so that the Warrant Holder will not receive a benefit that holders of Ordinary Shares do not receive. The Company shall give notice to Warrant Holders of any adjustments to the number of Warrant ADSs applicable to the Warrant or the number of Ordinary Shares which are to be issued on exercise of a Warrant or to the Exercise Price. Before a Warrant is exercised, all adjustment calculations are to be carried out including all fractions (in relation to each of the number of Warrant ADSs applicable to the Warrant, the number of Ordinary Shares and the Exercise Price), but on exercise the number of Warrant ADSs or Ordinary Shares issued is rounded down to the next lower whole number and the Exercise Price rounded up to the next higher cent.

3. FUNDAMENTAL TRANSACTIONS. The Company shall not enter into or be party to a Fundamental Transaction unless, and shall use its best efforts to procure that, (i) the Successor Entity (if other than the Company) assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3 pursuant to written agreements in form and substance reasonably satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Warrants in exchange for such Warrants a security of such Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, an adjusted exercise price equal to the value for the Ordinary Shares reflected by the terms of such Fundamental Transaction, and exercisable for a corresponding number of shares of capital stock equivalent to the Ordinary Shares underlying the Warrant ADSs acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and reasonably satisfactory to the Required Holders and (ii) such Successor Entity is a publicly traded corporation whose common shares (or whose American Depositary Shares) are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, such Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to such Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, such Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the Fundamental Transaction, in lieu of the Warrant ADSs (or other securities, cash, assets or other property) purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity), as adjusted in accordance with the provisions of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Ordinary Shares (directly or indirectly through Warrant ADSs or otherwise) are entitled to receive securities or other assets with respect to or in exchange for Ordinary Shares (a “Corporate Event”), the Company shall make appropriate provision, to the extent not prohibited by applicable law, to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the Fundamental Transaction but prior to the Expiration Date, in lieu of the Warrant ADSs purchasable upon the exercise of the Warrant prior to such Fundamental Transaction, such, securities or other, assets which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had the Warrant been exercised immediately prior to such Fundamental Transaction. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied without regard to any limitations on the exercise of this Warrant.

Notwithstanding anything to the contrary, in the event of a Fundamental Transaction that is (1) an all cash transaction, (2) a "Rule 13e-3 transaction" as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, the Company or any successor entity shall pay at the Holder's option, exercisable at any time concurrently with or within thirty (30) days after the consummation of the Fundamental Transaction, an amount of cash equal to the value of this Warrant as determined in accordance with the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg L.P. using (i) a price per ADS equal to the VWAP of the ADS for the Trading Day immediately preceding the date of consummation of the applicable Fundamental Transaction, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of this Warrant as of the date of consummation of the applicable Fundamental Transaction and (iii) an expected volatility equal to the 100 day volatility obtained from the "HVT" function on Bloomberg L.P. determined as of the Trading Day immediately following the public announcement of the applicable Fundamental Transaction.

4. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant ADSs which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 4, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

5. REISSUANCE OF WARRANTS.

(a)  Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 5(d)), registered as the Holder may request, representing the right to purchase the number of Warrant ADSs being transferred by the Holder and, if less then the total number of Warrant ADSs then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 5(d)) to the Holder representing the right to purchase the number of Warrant ADSs not being transferred.

(b)  Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 5(d)) representing the right to purchase the Warrant ADSs then underlying this Warrant.

(c)  Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 5(d)) representing in the aggregate the right to purchase the number of Warrant ADSs then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant ADSs as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Warrant ADSs shall be given.

 (d)  Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant ADSs then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 5(a) or Section 5(c), the Warrant ADSs designated by the Holder which, when added to the number of Warrant ADSs underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant ADSs then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

6. NOTICES; CURRENCY.

(a)  Notices. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with the notice provisions of the Subscription Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grants, issuances or sales of any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property to holders of Ordinary Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

(b)  Currency. Unless otherwise indicated, all dollar amounts referred to in this Warrant are in United States Dollars.

7. AMENDMENT AND WAIVER. The provisions of this Warrant may be amended by the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Required Holders and such amendment would not breach the ASX Listing Rules. Notwithstanding any provision of this Warrant, a term of this Warrant which has the effect of reducing the exercise price, increasing the period for exercise or increasing the number of Warrant ADSs or Ordinary Shares received on exercise is prohibited if it would result in a breach of the ASX Listing Rules. Notwithstanding the above, no change may increase the exercise price of any Warrant or decrease the number of Warrant ADSs or class of stock obtainable upon exercise of any Warrant without the written consent of the Holder. In addition, subject to the ASX Listing Rules, no such amendment shall be effective to the extent that it applies to less than all of the holders of the Warrants then outstanding.

8. SEVERABILITY. If any provision of this Warrant or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of the terms of this Warrant will continue in full force and effect.

9. GOVERNING LAW; JURISDICTION. (a) All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(a)  Nonwaiver. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies, notwithstanding all rights hereunder terminate on the Termination Date.

10. TITLE TO WARRANT. Prior to the Termination Date and subject to compliance with applicable laws and to the conditions set forth herein, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the Holder in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed.

11. AUTHORIZATION OF SECURITIES.

The Company covenants that all Warrant ADSs and Ordinary Shares underlying such Warrant ADSs which may be issued upon the exercise of the purchase rights represented by this Warrant will (i) upon their issue following exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue) and (ii) when issued, rank equally with all outstanding Ordinary Shares of the Company listed for trading on the ASX.

Except and to the extent as waived or consented to by the Holder, the Company covenants and agrees that it shall not by any action, including, without limitation, amending its Constitution or by-laws, if any, or through any reorganization, transfer of assets, scheme of arrangement, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant, and shall take all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company shall (a) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Warrant ADSs upon the exercise of this Warrant, and (b) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant ADSs for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

12. TRADING OF ADSs OR ORDINARY SHARES.

(a) Cleansing Notice and/or Disclosure Document.

(i) No later than two (2) Business Days after the issuance of any Warrant ADSs hereunder, the Company shall issue, if permitted by applicable law, a notice complying with section 708A(6) of the Corporations Act with respect to the Ordinary Shares underlying those Warrants ADSs (the “Cleansing Notice”) and shall notify the Holder that it has issued such Cleansing Notice.

(ii) Notwithstanding Section 12(a)(i), if the issue of any Cleansing Notice would require the Company to disclose information in accordance with Section 708A(6)(e) of the Corporations Act, the Company may delay the issue of such Cleansing Notice (and the issuance of any Warrant ADSs, and the underlying Ordinary Shares, corresponding to such Cleansing Notice) for a period (a “Delay Period”) not exceeding fifteen (15) consecutive days after receipt by the Company of the Exercise Notice for such Warrant ADSs, provided that during any 365 day period such Delay Periods shall not exceed an aggregate of forty-five (45) days. The Company shall issue a Cleansing Notice no later than two (2) Business Days after the Delay Period.

(iii) If the Company is required to issue a Cleansing Notice pursuant to Section 12(a)(ii) but either (x) the Company is not permitted to issue such Cleansing Notice under applicable law or (y) the issuance of such Cleansing Notice would not result in the Ordinary Shares covered by such Cleansing Notice being eligible to be traded on the ASX, the Company shall as soon as practicable, but in no event later than twenty (20) Business Days after receipt by the Company of the Exercise Notice for such Warrant ADSs, lodge with the Australian Securities and Investments Commission (the “ASIC”) a disclosure document for the purposes of Chapter 6D of the Corporations Act (a “Disclosure Document”) covering the Ordinary Shares that would have been covered by such Cleansing Notice. Notwithstanding the foregoing sentence, the Company (1) shall not be required to issue any such Disclosure Document or any Warrant ADSs, and underlying Ordinary Shares, corresponding to such Disclosure Document during any Delay Period, (2) shall not be required to issue the Warrant ADSs, and underlying Ordinary Shares, corresponding to such Exercise Notice until the Disclosure Document has been lodged with ASIC, and (3) shall not be required to lodge more than one Disclosure Document during any ninety (90) day period in connection with any issued and outstanding Convertible Securities of the Company.

(iv) Subject to the provisions of Section 12(a)(v), the Company will (1) within two (2) Business Days following the issuance of any Warrant ADSs, apply to the ASX for unconditional admission to trading for the underlying Ordinary Shares, and (2) take all reasonable measures to ensure that, from the time of issue of those Ordinary Shares, such securities are eligible to be traded on the ASX.

(v) In the event that the Company elects to delay the issuance of any Warrant ADSs pursuant to Sections 12(a)(ii) or 12(a)(iii) for any Delay Period, the Company shall notify the Holder of such Delay Period and the length of the applicable Delay Period. The Holder may, at any time during the Delay Period, notify the Company in writing that it requires the Company to issue such Ordinary Shares to such Holder in accordance with Section 1 notwithstanding the Delay Period, it being understood that any Ordinary Shares thus issued will not be covered by a Cleansing Notice or Disclosure Document and consequently may not, for a period of twelve (12) months from the date of their issuance, be sold or transferred, or have any interest in, or option over, them granted, issued or transferred.

(vi) Anything to the contrary notwithstanding, but without prejudice to any rights of the Holder accrued prior to such time, all obligations of the Company under this Section 12 shall terminate, and this Section 12 shall have no further force or effect, on the date that the Ordinary Shares cease to be listed for trading on the ASX in the event that the Company is redomiciled (whether through merger or otherwise) into the United States or a successor to the Company replaces the Company as a foreign private issuer under United States securities laws and, in either case, the securities of such successor are listed on an Eligible Market.

13. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and all the Holders and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

14. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the calculation of the Warrant ADSs, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two Business Days submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Warrant ADSs to the Company’s independent, outside accountant. The Company at the Company’s expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

15. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder right to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

16. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by the Placement Agent Agreement.

17. SUCCESSORS AND ASSIGNS. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder.

18. ACCEPTANCE. Receipt of this Warrant by the Holder shall constitute acceptance of and agreement to all of the terms and conditions contained herein.

19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a)  ”ADSs” means the American Depositary Shares of the Company, each of which represents ten (10) Ordinary Shares.

(b)  ”ASX” means the Australian Securities Exchange.

(c)  ”Bloomberg” means Bloomberg Financial Markets.

(d)  ”Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or State of New York, U.S.A. or Perth, Australia are authorized or required by law to remain closed.

(e)  ”Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00 p.m., New York Time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 12. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(f)  ”Convertible Securities” means any stock or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for ADSs or Ordinary Shares.

(g)  ”Deposit Agreement” means that certain Deposit Agreement, dated as of January 24, 2005 by and among the Company, the Depositary and the holders and beneficial owners from time to time of ADSs evidenced by ADSs issued pursuant to such agreement.

 (h)  ”Depositary” means Citibank, N.A., acting in such capacity under the Deposit Agreement.

(i)  ”Eligible Market” means the Principal Market, The New York Stock Exchange, Inc., the American Stock Exchange or The Nasdaq Global Market.

(j)  “Expiration Date” means the date that is [sixty (60)] months after the Issuance Date or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.

(k)  ”Fundamental Transaction” means that the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of either the outstanding Ordinary Shares (not including any Ordinary Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Ordinary Shares.

(l)  ”Options” means any rights, warrants or options to subscribe for or purchase ADSs, Ordinary Shares or Convertible Securities.

(m)  ”Ordinary Shares” means (i) the Company’s ordinary shares of common stock, and (ii) any share capital into which such Ordinary Shares shall have been changed or any share capital resulting from a reclassification of such Ordinary Shares.

(o)  ”Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

 (p)  ”Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(q)  ”Principal Market” means the Nasdaq Global Market.

(r)  ”Required Holders” means the holders of the Warrants representing at least a majority of Warrant ADSs underlying the Warrants then outstanding.

(s)  ”Successor Entity” means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person’s Parent Entity.

(t)  ”Trading Day” means any day on which the ADSs are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the ADSs, then on the principal securities exchange or securities market on which the ADSs are then traded; provided that “Trading Day” shall not include any day on which the ADSs are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the ADSs are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

(u)  ”Transaction Documents” shall mean the Placement Agent Agreement and the Subscription Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase ADSs to be duly executed as of the Issuance Date set out above.

PSIVIDA LIMITED

By:
Name:
Title: